Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownershipas of December 31, 2017
Semiconductor Manufacturing International (Shanghai) Corporation	PRC Shanghai	100%

Semiconductor Manufacturing International (Beijing) Corporation	PRC Beijing	100%

Semiconductor Manufacturing North China (Beijing) Corporation	PRC Beijing	100%

Semiconductor Manufacturing International (Tianjin) Corporation	PRC Tianjin	100%

SMIC Commercial Shanghai Limited Company	PRC Shanghai	100%